UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

J. ALEXANDER’S CORPORATION

(Name of Subject Company (Issuer))

FIDELITY NATIONAL FINANCIAL, INC.

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

NEW ATHENA MERGER SUB, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.05 PER SHARE (INCLUDING THE ASSOCIATED

SERIES A JUNIOR PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 854-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP 767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$94,811,776	$10,865

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) (A) 5,999,735 shares of common stock, par value $0.05 per share, of J. Alexander’s Corporation (“J. Alexander’s”) outstanding, multiplied by (B) the offer price of $14.50 per share, and (ii) (A) 962,375 shares of common stock, par value $0.05 per share, of J. Alexander’s issuable pursuant to outstanding options with an exercise price less than the offer price of $14.50 per share, multiplied by (B) the offer price of $14.50 per share minus the weighted average exercise price for such options of $6.38 per share. The number of shares of common stock, par value $0.05 per share, of J. Alexander’s outstanding and the number of such shares issuable pursuant to outstanding options reflected herein have been provided to Parent by J. Alexander’s as of July 31, 2012.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $10,865.00	Filing Party: Fidelity National Financial, Inc., Fidelity National Special Opportunities, Inc. and New Athena Merger Sub, Inc.

Form of Registration No.: Schedule TO	Date Filed: August 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2012, as amended by Amendment No. 1 filed on August 23, 2012, Amendment No. 2 filed on September 6, 2012, Amendment No. 3 filed on September 17, 2012 and Amendment No. 4 filed on September 20, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and relates to the offer by New Athena Merger Sub, Inc., a Tennessee corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights, the “Shares”), of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), at $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by J. Alexander’s on August 6, 2012 as amended by Amendment No. 1 filed on August 7, 2012, Amendment No. 2 filed on August 13, 2012, Amendment No. 3 filed on August 20, 2012, Amendment No. 4 filed on August 23, 2012, Amendment No. 5 filed on August 27, 2012, Amendment No. 6 filed on August 31, 2012, Amendment No. 7 filed on September 6, 2012, Amendment No. 8 filed on September 17, 2012, and Amendment No. 9 filed on September 20, 2012 each as may be further amended and supplemented from time to time, contain important information about the Offer, all of which should be read carefully by J. Alexander’s stockholders before making any decision with respect to the Offer. The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, as amended on September 6, 2012, among Parent, Purchaser, Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), Athena Merger Sub, Inc. (for the limited purposes set forth therein) and J. Alexander’s Corporation, as it may be further amended from time to time.

Documentation relating to the Offer has been mailed to stockholders of J. Alexander’s and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038-3560, or by calling toll-free at (866) 261-1047.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Schedule TO and the Offer to Purchase

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is amended and supplemented by adding the following text to such Item:

“The subsequent offering period expired at 5:00 P.M., New York City time, on Wednesday, September 26, 2012. According to the depositary for the tender offer and J. Alexander’s transfer agent, after acquiring all shares validly tendered during the subsequent offering period and the shares issued pursuant to the top-up option, Purchaser owns approximately 6,703,418 shares, representing approximately 90.5 percent of J. Alexander’s outstanding shares of common stock on a fully-diluted basis.

As a result of Purchaser’s purchase of shares in the tender offer and the exercise of the top-up option, it will be able to approve the merger without the affirmative vote of any other J. Alexander’s stockholder. After a one-month waiting period required under the Tennessee Business Corporation Act, Purchaser intends to merge with and into J. Alexander’s in accordance with the “short-form” merger and other applicable provisions of the Tennessee Business Corporation Act. Following the merger, J. Alexander’s will become an indirect, wholly-owned subsidiary of FNF. As a result of the merger, any shares of J. Alexander’s common stock not tendered will be cancelled and (except for shares held in treasury of J. Alexander’s or by Purchaser) will be converted into the right to receive the same $14.50 in cash per share, without interest and less any applicable withholding taxes, that was paid in the tender offer.

On Thursday, September 27, 2012, Parent issued a press release announcing the completion of the subsequent offering period. The full text of this press release is filed as Exhibit (a)(5)(F)to the Schedule TO and is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information incorporated by reference into Item 4 of the Schedule TO is amended and supplemented by adding the amendment contained in Item 1, which is incorporated by reference into this Item 4.

Item 8. Interest in Securities of the Subject Company.

The information incorporated by reference into Item 8 of the Schedule TO is amended and supplemented by adding the amendment contained in Item 1, which is incorporated by reference into this Item 8.

Item 11. Additional Information.

The information incorporated by reference into Item 11 of the Schedule TO is amended and supplemented by adding the amendment contained in Item 1, which is incorporated by reference into this Item 11.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name
(a)(5)(F)	Press Release issued by Fidelity National Financial, Inc. on September 27, 2012.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW ATHENA MERGER SUB, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: September 27, 2012

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 6, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Fidelity National Financial, Inc. on July 31, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Fidelity National Financial, Inc. on July 31, 2012).*

(a)(5)(B)	Form of Summary Advertisement as published on August 6, 2012 in The Wall Street Journal.*

(a)(5)(C)	Press Release issued by Fidelity National Financial, Inc. on August 6, 2012.*

(a)(5)(D)	Joint Press Release issued by Fidelity National Financial, Inc. and J. Alexander’s Corporation on September 6, 2012 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by J. Alexander’s Corporation on September 6, 2012).*

(a)(5)(E)	Joint Press Release issued by Fidelity National Financial, Inc. and J. Alexander’s Corporation on September 20, 2012.*

(a)(5)(F)	Press Release issued by Fidelity National Financial, Inc. on September 27, 2012.

(b)(1)	Second Amended and Restated Credit Agreement, dated as of April 16, 2012, among Fidelity National Financial, Inc., Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on April 19, 2012).*

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc., Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), Athena Merger Sub, Inc. (for the limited purposes set forth therein), and J. Alexander’s Corporation.*

(d)(2)	Confidentiality Letter Agreement, dated as of March 18, 2012, by and between Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC and J. Alexander’s Corporation.*

(d)(3)	Confidentiality Agreement, dated as of April 9, 2012, by and between American Blue Ribbon Holdings, LLC and J. Alexander’s Corporation.*

(d)(4)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of September 5, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc. and J. Alexander’s Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by J. Alexander’s Corporation on September 6, 2012).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.